Filed by MNB Bancshares, Inc. Pursuant to Rule
425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject Company: MNB Bancshares, Inc.
Commission File No. 0-20878


PRESS RELEASE


Contacts:
Patrick L. Alexander
President and Chief Executive Officer
Mark A. Herpich
 Chief Financial Officer & Treasurer
(785) 565-2000


FOR IMMEDIATE RELEASE
July 24, 2001


MNB Bancshares, Inc. Announces Record
Earnings and
Declares 33rd  Consecutive Cash Dividend


	(Manhattan, KS July 24, 2001) MNB
Bancshares, Inc. (Nasdaq: MNBB), a bank
holding company based in Manhattan,
Kansas, reported record net earnings for the second quarter of 2001 of $345,000, an increase of 45%, compared to net earnings of $238,000 for the second quarter of 2000, according to Patrick L. Alexander,
President and Chief Executive Officer.
The company also announced its board of
directors declared a cash dividend of 6.25 cents per share to shareholders of record as of August 1, 2001, payable
August 13, 2001.  This marks the 33rd
consecutive quarterly dividend the company has paid. Diluted earnings per share for the second quarter of 2001 were $.22 versus $.15 for the second quarter of 2000. Cash earnings per share (diluted) for the second quarter of 2001 were $.25 versus $.19 for the second quarter of 2000. Cash earnings exclude the after-tax effect of amortization of intangibles. Net earnings for the six months ended June 30, 2001 were $621,000, an increase of 35%, compared to net earnings of $459,000 for the comparable period of 2000. Diluted earnings per share for the six months ended June 30, 2001 were $.39 versus $.30 for the first six months of 2000. Cash earnings per share (diluted) for the six months ended
June 30, 2001 were $.47 versus $.36 for
the first six months of 2000.  The
annualized return on average equity for
the second quarter of 2001 was 8.95%.
The annualized cash return on average
equity for the second quarter of 2001 was 10.41%.

	Commenting on the earnings
announcement, Alexander stated that, "Our
2001
second quarter net earnings increased
$107,000 from last year's comparable
quarter. Additionally, second quarter net interest income was $140,000, or 12%, greater than last year's comparable quarter. The efforts of our lending staff and the relationships they have established have resulted in an increase of $6.8 million in net loans outstanding from June
30, 2000.  The increase in net
interest income was generally attributable to loan growth, across both our commercial and retail loan portfolios and the decreasing interest rate environment. The efforts of our lending staff are creating a more diversified loan portfolio and should continue to enhance our interest margins." Alexander further commented, "The growth in our net interest margin coupled with an increase in residential real estate refinancing levels, which resulted in a $61,000 increase in gains on sale of loans, contributed significantly to our nice improvement in earnings over the second quarter of 2000. Additionally, further bolstering our improved second quarter earnings, were our previously implemented initiatives relating to fee and service charge income, which increased $17,000 compared to the second quarter of 2000."

	Alexander continued, "We continue to
be extremely excited about the
announcement during the second of our
agreement to merge with Landmark
Bancshares, Inc.  The combination of
Landmark and MNB will provide greater
resources, products, and capacity by
combining the strengths and geographical diversification of both companies. We expect the increased asset size and resulting efficiencies and synergies to improve profitability and enhance stockholder value."

	Net interest income before provision
for loan losses increased $140,000,
or 12%, to $1.3 million for the quarter
ended June 30, 2001 compared to the same period in 2000. Average loans for the second quarter of 2001 were $98.3 million compared to average loans of $90.2 million for the second quarter of 2000. Non-interest income was $414,000 for the quarter ended June 30, 2001 compared to $285,000 for the same period in 2000.
Contributing to this increase was the
increase in fee and service charge income of $17,000 and an increase in gains on sale of loans of $61,000. Non-interest expense increased $98,000, or 9%, for the second quarter of 2001 compared to the same period in 2000 resulting from increased expenses for compensation and benefits, amortization, and occupancy and equipment. Much of this increase is attributable to the acquisition of two branches in July 2000.

	Net interest income before provision
for loan losses increased $218,000 or
9%, to $2.6 million for the first six
months of 2001 compared to the prior year.
The majority of this increase was
attributable to continued growth in the
commercial and consumer loan portfolios, reduced borrowing levels associated with the deposits from the July 2000 branch acquisitions and the decreasing interest rate environment. Average loans for the first six months of 2001 was $97.3 million compared to $89.4 million for the first six months of 2000. Non-interest income increased to $740,000 for the first six months of 2001 compared to $530,000 for the first six months of 2000, as gains on sale of loans in the first six months of 2001 increased approximately $94,000 above the comparable period in 2000. Fees and service charge income also contributed to the improvement by increasing $70,000 compared to the comparable period in 2000.
Non-interest expense increased to $2.4
million, compared to $2.2 million in
2000, or by 8%, resulting from increased expenses compensation and benefits, amortization, and occupancy and equipment.
Much of this increase is
attributable to the acquisition of two
branches in July 2000.

	MNB Bancshares, Inc. is the holding
company for Security National Bank.
Security National Bank has branches in
Auburn, Manhattan (2), Osage City, Topeka and Wamego, Kansas. On April 19, 2001,
MNB Bancshares, Inc. and Landmark
Bancshares, Inc. announced the signing of an agreement to merge. A Registration
Statement on Form S-4 was filed by
Landmark Merger Company on June 7, 2001
and
was amended on July 23, 2001.  Landmark
Bancshares, Inc. (LARK) is the holding
company for Landmark Federal Savings Bank.
Landmark Federal Savings Bank has
branches in Dodge City (2), Garden City,
Great Bend, Hoisington and La Crosse,
Kansas and a loan production office in
Overland Park, Kansas with total assets
of $223 million at March 31, 2001.

	Financial highlights for MNB
Bancshares, Inc. are attached.

	Forward Looking Statements. This
release may contain forward looking
statements.  Forward looking statements
are identifiable by the inclusion of
such qualifications as expects, intends, believes, may, likely or other indications that the particular statements are not based upon facts but are rather based upon the company's beliefs as of the date of this release. Actual events and results may differ significantly from those described in such forward looking statements, due to changes in the economy, interest rates or other factors. For additional information about the factors, please review our filings with the Securities and Exchange
Commission.

Landmark Merger Company has filed a
registration statement, which contains a proxy statement prospectus, and other relevant documents concerning the merger with the Securities and Exchange
Commission ("SEC").  WE URGE INVESTORS TO
READ
THE PROXY STATEMENT AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC BECAUSE
THEY CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain the
documents free of charge at the SEC's
website, www.sec.gov.  In addition,
documents filed with the SEC by MNB will be available free of charge from its Corporate Secretary at 800 Poyntz Avenue,
Manhattan, Kansas 66052, telephone
(785) 565-2000. Documents filed with the SEC by Landmark will be available free of charge from the Corporate Secretary of Landmark at Central and Spruce
Streets, PO Box 1437, Dodge City, Kansas
67801-1437, telephone (620) 227-8111.
INVESTORS SHOULD READ THE PROXY STATEMENT
CAREFULLY BEFORE MAKING A DECISION
CONCERNING THE MERGER.

Landmark, MNB, and their directors and
officers may be deemed to be participants in the solicitation of proxies in connection with the upcoming special meeting of stockholders. INFORMATION ABOUT
LANDMARK'S PARTICIPANTS MAY BE OBTAINED
THROUGH THE SEC'S WEBSITE FROM THE
DEFINITIVE PROXY MATERIALS FILED BY
LANDMARK
WITH THE SEC ON DECEMBER 15, 2000.
INFORMATION ABOUT MNB'S PARTICIPANTS MAY
BE
OBTAINED THROUGH THE SEC'S WEBSITE FROM
THE DEFINITIVE PROXY MATERIALS FILED BY
MNB WITH THE SEC ON APRIL 19, 2001.

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